UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-14100

CUSIP Number: 45254P102

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
	[ ] Form 10D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:	June 30, 2008

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	Impac Mortgage Holdings, Inc.

Former Name if Applicable:

Address of Principal Executive Office

(Street and Number):	19500 Jamboree Road

City, State and Zip Code:	Irvine, California 92612

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR ,or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Impac Mortgage Holdings, Inc. (the “Company”) is unable to file its Form 10-Q for the period ended June 30, 2008 within the prescribed time period as it has not yet filed its Form 10-Q for the period ended March 31, 2008, and as such, cannot complete a filing for a subsequent period.  Furthermore, as result of the reduction of the Company’s personnel during 2007, the Company has fewer resources to prepare its reports to be filed with the SEC.  The Company’s primary resources are currently focused on completing the March 31, 2008 10-Q.  Although the Company will not be able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 by August 14, 2008 (the fifth calendar day following the prescribed due date for the Company’s Form 10-Q), it plans to file the Form 10-Q as soon as practicable.  However, the Company anticipates that the earliest it will be able to file the Form 10-Q is near the middle of September 2008.  The Company anticipates filing the Form 10-Q for the quarter ended March 31, 2008 at approximately the same time.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Todd R. Taylor	(949) 475-3600
	(Name)	(Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes [X] No

Form 10-Q for the period ended March 31, 2008

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in its results of operations and it may experience a loss for the second quarter of 2008.  For the reasons stated above under Part III, which information is incorporated herein by its reference, and due to the Company’s continued evaluation of the effect of the adoption of Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), the Company is unable to provide at this time a reasonable estimate of the results for the period ended June 30, 2008.

Impac Mortgage Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2008	By:	/s/ Todd R. Taylor
Todd R. Taylor
Interim Chief Financial Officer

INSTRUCTION:           The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact

constitute Federal Criminal Violations (See 18 U.S.C. 1001).